EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2014 and 2013

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at June 30, 2014 and for the periods ended June 30, 2014 and 2013 have not been audited by the Company’s independent auditors.

“David Wolfin”	“Malcolm Davidson”
David Wolfin	Malcolm Davidson, CA
President & CEO	Chief Financial Officer
August 20, 2014	August 20, 2014

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)

		June 30,	December 31,
	Note	2014	2013
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents		$13,600,435	$3,839,595
Interest receivable		668	6,040
Sales taxes recoverable		737,120	307,101
Accounts receivable		1,540,702	1,425,741
Prepaid expenses and other assets		1,039,296	713,967
Inventory	3	2,096,632	1,854,468
		19,014,853	8,146,912

Exploration and Evaluation Assets	4	16,431,361	15,686,176
Plant, Equipment and Mining Properties	5	14,157,656	10,564,617
Investments in Related Companies	6	96,864	94,040
Investments in Other Companies	7	67,500	55,000
Reclamation Bonds		5,500	5,500
		$49,773,734	$34,552,245

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$1,679,749	$1,410,947
Amounts due to related parties	12	183,201	156,833
Current portion of finance lease obligations	13	934,984	585,845
Taxes payable		1,002,419	42,547
		3,800,353	2,196,172

Warrant Liability	8	1,003,068	-
Finance Lease Obligations	13	1,893,326	1,090,977
Reclamation Provision	9	1,960,658	1,833,938
Deferred Tax Liabilities		5,480,703	4,884,130
Total liabilities		14,138,108	10,005,217

EQUITY
Share Capital	10	52,823,531	42,784,832
Equity Reserves		9,960,386	10,150,849
Treasury Shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Income		188,523	215,680
Accumulated Deficit		(27,234,945)	(28,502,464)
Total Equity		35,635,626	24,547,028
		$49,773,734	$34,552,245

Commitments – Note 15
Subsequent Events – Note 17

Approved by the Board of Directors on August 20, 2014:

/s/ Gary Robertson	Director	/s/ David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
For the six months ended June 30, 2014 and 2013
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
(Expressed in Canadian dollars) (unaudited)

		Three months ended		Six months ended
	Note	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenue from Mining Operations	11	$5,104,921	$4,951,952	$10,879,048	$8,441,956
Cost of Sales	11	2,792,993	2,613,553	5,727,118	5,062,710
Mine Operating Income		2,311,928	2,338,399	5,151,930	3,379,246
General and Administrative Expenses
Consulting fees		-	9,180	-	35,430
Depreciation		16,441	172	31,762	344
Directors fees		20,000	20,000	40,000	115,000
Interest expense		34,384	-	43,389	-
Investor relations		89,135	37,419	135,055	117,850
Management fees		104,393	37,500	365,285	262,500
Office and miscellaneous		251,786	137,509	480,884	262,974
Professional fees		110,622	158,720	231,300	168,658
Regulatory and compliance fees		34,912	25,517	68,125	52,610
Salaries and benefits		251,188	283,447	782,035	504,565
Share-based payments		3,869	217,422	12,285	499,335
Travel and promotion		49,589	30,320	93,733	89,844
		966,319	957,206	2,283,853	2,109,110
Income before other items		1,345,609	1,381,193	2,868,077	1,270,136
Other Items
Fair value adjustment on warrant liability		(489,148)	-	292,579	-
Foreign exchange gain (loss)		(432,343)	150,528	(503,464)	380,173
Interest income		3,167	23,267	4,499	34,479
Mineral property option income		-	39,500	-	39,500
Other income (loss)		(3,654)	8,456	483	10,231
Unrealized gain (loss) on investments in related companies	6	7,166	(63,143)	2,824	(106,739)
Unrealized gain (loss) on investments	7	10,000	(7,500)	12,500	(7,500)
Net Income Before Income Taxes		440,797	1,532,301	2,677,498	1,620,280
Income Taxes
Current income tax expense		(655,461)	-	(808,130)	-
Deferred income tax recovery (expense)		127,567	(85,000)	(612,149)	(85,000)
		(527,894)	(85,000)	(1,420,279)	(85,000)
Net Income (Loss)		(87,097)	1,447,301	1,257,219	1,535,280
Other Comprehensive Income (Loss) - Items that may be reclassified subsequently to income or loss

Currency translation differences of foreign operations	(588,973)	432,988	(27,157)	365,177
Comprehensive Income (Loss)	$(676,070)	$1,880,289	$1,230,062	$1,900,457
Earnings (Loss) per Share
Basic	$(0.00)	$0.05	$0.04	$0.06
Diluted	$(0.00)	$0.05	$0.04	$0.06
Weighted Average Number of Common Shares Outstanding
Basic	32,234,738	27,433,934	30,982,873	27,352,465
Diluted	33,192,583	27,654,305	31,966,463	27,391,572

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, December 31, 2012		27,127,416	$42,088,103	$9,749,674	$(101,869)	$(330,211)	$(29,458,319)	$21,947,378
Common shares issued for cash:
Exercise of stock options		306,518	243,750	-	-	-	-	243,750
Carrying value of stock options exercised		-	327,270	(327,270)	-	-	-	-
Share-based payments		-	-	499,335	-	-	-	499,335
Options and warrants cancelled or expired		-	-	(68,751)	-	-	68,751	-
Net income for the period		-	-	-	-	-	1,535,280	1,535,280
Currency translation differences of foreign operations		-	-	-	-	365,177	-	365,177
Balance, June 30, 2013		27,433,934	$42,659,123	$9,852,988	$(101,869)	$34,966	$(27,854,288)	$24,590,920

Balance, December 31, 2013		27,488,834	$42,784,832	$10,150,849	$(101,869)	$215,680	$(28,502,464)	$24,547,028
Common shares issued for cash:
Brokered public offerings	10	4,606,826	10,611,380	-	-	-	-	10,611,380
Less share issuance costs	10		(917,701)	-	-	-	-	(917,701)
Exercise of stock options	10	146,100	152,572	-	-	-	-	152,572
Carrying value of stock options exercised		-	192,448	(192,448)	-	-	-	-
Share-based payments		-	-	12,285	-	-	-	12,285
Options and warrants cancelled or expired		-	-	(10,300)	-	-	10,300	-
Net income for the period		-	-	-	-	-	1,257,219	1,257,219
Currency translation differences of foreign operations		-	-	-	-	(27,157)	-	(27,157)
Balance, June 30, 2014		32,241,760	$52,823,531	$9,960,386	$(101,869)	$188,523	$(27,234,945)	$35,635,626

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
For the six months ended June 30, 2014 and 2013
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars) (unaudited)

	Note	2014	2013
Cash Provided By (Used In):

Operating Activities
Net income		$1,257,219	$1,535,280
Adjustments for non-cash items:
Deferred income tax expense		612,149	85,000
Depreciation, depletion, and accretion		675,849	582,347
Unrealized foreign exchange loss		62,029	-
Share-based payments		12,285	499,335
Unrealized loss (gain) on investments and other		(15,324)	114,239
Fair value adjustment on warrant liability		(292,579)	-
Mineral property option income		-	(39,500)

		2,311,628	2,776,701

Net change in non-cash working capital	14	147,941	(433,324)

		2,459,569	2,343,377

Financing Activities
Shares and units issued for cash, net of issuance costs		11,141,898	243,750
Finance lease payments		(305,358)	(52,468)
Finance lease obligations		-	1,193,153

		10,836,540	1,384,435

Investing Activities
Exploration and evaluation expenditures		(547,189)	(836,221)
Additions to plant, equipment and mining properties		(2,884,170)	(2,549,382)

		(3,431,359)	(3,385,603)

Change in cash and cash equivalents		9,864,750	342,209

Effect of exchange rate changes on cash and cash equivalents		(103,910)	(35,752)

Cash and Cash Equivalents, Beginning		3,839,595	4,035,985

Cash and Cash Equivalents, Ending		$13,600,435	$4,342,442
Cash and Cash Equivalents Consist of:
Bank balances	$13,297,149	$3,020,196
Guaranteed investment certificates	303,286	1,322,246
	$13,600,435	$4,342,442

Supplementary Cash Flow Information (Note 14)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver and gold, and the acquisition, exploration, and development of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX Venture Exchange (“TSX-V”), the NYSE MKT and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo mine in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except for the accounting policies which have changed as a result of the adoption of new and revised standards and interpretations which are effective January 1, 2014. These condensed consolidated interim financial statements do not contain all of the information required for full annual consolidated financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2013 annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2014 had no significant impact on the Company’s condensed consolidated interim financial statements for the periods presented:

IAS 36 – Impairment of Assets
In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when an asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal.

IFRIC 21 – Levies
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

The following accounting standards were issued but not yet effective as of June 30, 2014:

IFRS 15 – Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

IFRS 9 – Financial Instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Annual improvements
In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles to make necessary but non-urgent amendments to existing standards. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compania Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.39% direct 1.27% indirect (Promotora) 99.66% effective	Mexico	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated interim financial statements.

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company’s ownership by 0.38% to an effective 99.66%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.28% in Avino Mexico prior to the 0.38% increase. The issuance of shares to the Company by Avino Mexico on June 4, 2013 resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables, or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash and cash equivalents, interest receivable, accounts receivable, investments in related and other companies, reclamation bonds, accounts payable, amounts due to related parties, warrant liability, and finance lease obligations. At initial recognition management has classified financial assets and liabilities as follows:

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Financial Instruments (continued)

The Company has classified its cash and cash equivalents, interest receivable, investments in related and other companies, and warrant liability as FVTPL. Accounts receivable and reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, and finance lease obligations are classified as other financial liabilities.

Subsequent to initial recognition, the financial assets are measured in accordance with the following:

(i)
Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net income (loss) in the period in which they arise.

(ii)
Held-to-maturity investments and loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income (loss), using the effective interest method less any impairment.

 .
(iii)
Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net income (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net income (loss).

Subsequent to initial recognition, the financial liabilities are measured in accordance with the following:

(i)
Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

(ii)
Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in net income (loss). At June 30, 2014, the Company classified share purchase warrants with an exercise price in U.S. dollars (see note 8) as financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net income (loss).

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the six months ended June 30, 2014 are consistent with those applied and disclosed in note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2013.

3.	INVENTORY

	June 30, 2014	December 31, 2013

Concentrate inventory	$551,866	$448,019
Process material stockpiles	1,117,839	1,041,994
Materials and supplies	426,927	364,455
	$2,096,632	$1,854,468

The amount of inventory recognized as an expense for the six months ended June 30, 2014 totalled $5,727,118 (six months ended June 30, 2013 – $5,062,710), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

4.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2013	$12,828,198	$3	$1	$12,828,202

Costs incurred during 2013:
Assessments and taxes	181,048	-	-	181,048
Drilling and exploration	524,433	-	-	524,433
Reclamation provision	1,500,000	-	-	1,500,000
Geological and related services	196,431	-	-	196,431
Depreciation of plant and equipment	240,021	-	-	240,021
Effect of movements in exchange rates	216,041	-	-	216,041
Balance, December 31, 2013	$15,686,172	$3	$1	$15,686,176

Costs incurred during 2014:
Assessments and taxes	51,507	-	-	51,507
Drilling and exploration	466,095	-	-	466,095
Geological and related services	29,587	-	-	29,587
Depreciation of plant and equipment	183,640	-	-	183,640
Effect of movements in exchange rates	14,356	-	-	14,356

Balance, June 30, 2014	$16,431,357	$3	$1	$16,431,361

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

4.	EXPLORATION AND EVALUATION ASSETS (continued)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases 4 mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo mine which achieved production levels intended by management as of October 1, 2012, and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of $250,100.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”) at the commencement of commercial production from the property. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

4.	EXPLORATION AND EVALUATION ASSETS (continued)

(b)	British Columbia, Canada

The Company’s mineral claims in British Columbia encompass two properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively comprise the Eagle property. In January 2012, the Company entered into an option agreement on the Eagle property, under which the optionee is required to make cash payments, incur exploration expenditures, and issue shares to the Company in order to earn a 75% interest in the property.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

5.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	TOTAL
	$	$	$	$	$	$	$
COST
Balance at January 1, 2013	2,680,320	21,387	90,678	1,753,306	2,095,473	331,112	6,972,276
Additions	607,068	23,592	21,852	2,894,154	1,292,746	173,676	5,013,088
Effect of movements in exchange rates	145,640	1,162	4,927	95,268	113,860	17,991	378,848
Balance at December 31, 2013	3,433,028	46,141	117,457	4,742,728	3,502,079	522,779	12,364,212
Additions	350,534	2,322	6,326	2,546,255	1,426,047	9,531	4,341,015
Effect of movements in exchange rates	9,739	131	333	13,454	9,794	1,483	34,934
Balance at June 30, 2014	3,793,301	48,594	124,116	7,302,437	4,937,920	533,793	16,740,161

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2013	94,188	8,073	23,633	384,513	116,379	37,010	663,796
Additions	122,474	5,097	11,264	510,939	98,682	351,275	1,099,731
Effect of movements in exchange rates	5,117	439	1,284	20,893	6,324	2,011	36,068
Balance at December 31, 2013	221,779	13,609	36,181	916,345	221,385	390,296	1,799,595
Additions	228,088	3,067	8,885	474,047	48,628	15,091	777,806
Effect of movements in exchange rates	628	39	103	2,599	628	1,107	5,104
Balance at June 30, 2014	450,495	16,715	45,169	1,392,991	270,641	406,494	2,582,505

NET BOOK VALUE

At June 30, 2014	3,342,806	31,879	78,947	5,909,446	4,667,279	127,299	14,157,656
At December 31, 2013	3,211,249	32,532	81,276	3,826,383	3,280,694	132,483	10,564,617

Mill machinery and processing equipment includes $1,147,588 in construction in progress as at June 30, 2014 (December 31, 2013 - $456,414), on which no depreciation was charged in the periods then ended.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

6.	INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated Unrealized	Fair Value June 30,	Fair Value December 31,
	Cost	Gains (Losses)	2014	2013

(a) Bralorne Gold Mines Ltd.	$205,848	$(148,521)	$57,327	$57,327
(b) Levon Resources Ltd.	4,236	35,300	39,536	36,712
(c) Oniva International Services Corp.	1	-	1	1

	$210,085	$(113,221)	$96,864	$94,040

During the six months ended June 30, 2014, the Company recorded a $2,824 unrealized gain (six months ended June 30, 2013 - $106,739 unrealized loss) on investments in related companies, representing the change in fair value during the periods.

(a)	Bralorne Gold Mines Ltd. (“Bralorne”)

The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $57,327 as at June 30, 2014 (December 31, 2013 - $57,327). Bralorne is a public company with common directors.

(b)	Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $39,536 as at June 30, 2014 (December 31, 2013 - $36,712). Levon is a public company with common directors.

(c)	Oniva International Services Corp. (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 15 for disclosure of the Company’s commitments with Oniva.

7.	INVESTMENTS IN OTHER COMPANIES

The Company classifies its investments in other companies as a long-term investment designated at fair value through profit and loss, summarized as follows:

		Accumulated Unrealized	Fair Value June 30,	Fair Value December 31,
	Cost	Gains (Losses)	2014	2013

(a) Avaron Mining Corp.	$40,000	$-	$40,000	$40,000
(b) Benz Capital Corp.	14,500	13,000	27,500	15,000

	$54,500	$13,000	$67,500	$55,000

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

7.	INVESTMENTS IN OTHER COMPANIES (continued)

(a)	Avaron Mining Corp. (“Avaron”)

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000 in accordance with the consent to assign the option agreement on the Eagle property referred to in Note 4 (c) from Avaron to Benz Capital Corp.

(b)	Benz Capital Corp. (“Benz”)

In April 2013, the Company acquired 50,000 common shares of Benz as part of the assignment of the option agreement on the Eagle property referred to in Note 4 (c). The value assigned to the investment is based on the market price of Benz’s common shares on the date the agreement was entered into.

8.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liability during the periods is as follows:

	June 30, 2014	December 31, 2013
Balance at beginning of period	$-	$-
Recognition upon issuance	1,295,647	-
Gain on subsequent re-measurement	(292,579)	-
Balance at end of period	$1,003,068	$-

Continuity of derivative warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Derivative warrants outstanding and exercisable, December 31, 2013	-	-
Issued	1,033,059	US$2.87

Derivative warrants outstanding and exercisable, June 30, 2014	1,033,059	US$2.87

Derivative warrants outstanding and exercisable as at June 30, 2014 and December 31, 2013 are as follows:

	Exercise	Derivative Warrants Outstanding and Exercisable
Expiry Date	Price per Share	June 30, 2014	December 31, 2013
February 25, 2017	US$2.87	1,033,059	-

As at June 30, 2014, the weighted average remaining contractual life of warrants outstanding was 2.65 years.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

8.	WARRANT LIABILITY (continued)

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	June 30, 2014	February 20, 2014 (Date of issuance)
Weighted average assumptions:
Risk-free interest rate	1.17%	1.20%
Expected dividend yield	0%	0%
Expected option life (years)	2.65	3.00
Expected stock price volatility	69.10%	69.49%
Weighted average fair value	$0.97	$1.25

9.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at June 30, 2014 is a present value of $1,960,658 (December 31, 2013 - $1,833,938). The present value of the obligation was calculated using a risk-free interest rate of 7% (December 31, 2013 – 7%) and an inflation rate of 4.25% (December 31, 2013 – 4.25%). Reclamation activities are estimated to begin in 2019 for San Gonzalo and in 2023 for the Avino Mine. The undiscounted value of the obligation is $2,413,238 (December 31, 2013 - $2,274,153).

A reconciliation of the changes in the reclamation provision during the periods is as follows:

	June 30, 2014	December 31, 2013

Balance at beginning of period	$1,833,938	$323,140
Unwinding of discount	64,691	21,596
Change in estimates	-	(28,648)
Effect of movements in exchange rates	62,029	17,850
Initial recognition of provision for Avino Mine	-	1,500,000
Balance at end of period	$1,960,658	$1,833,938

10.	SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)
On February 20, 2014, the Company closed a U.S. at-the-market (“ATM”) brokered public offering issuing 2,540,709 common shares at an average price of $2.50 (US$2.26) per common share for gross proceeds of $6,340,523 (US$5,741,668).

The Company paid a 3% cash commission on the gross proceeds in the amount of $190,216 (US$172,250) and incurred additional accounting, legal and regulatory costs of $167,871.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

10.	SHARE CAPITAL (continued)

(ii)
On February 21, 2014, the Company closed a brokered private placement issuing 2,066,117 units at a price of $2.69 (US$2.42) per unit for gross proceeds of $5,566,504 (US$5,000,000). Each unit is comprised of one common share and one-half of a transferrable share purchase warrant. Each share purchase warrant is exercisable at a price of US$2.87 per warrant into one-half of a common share until February 25, 2017. If the volume weighted average closing market price for the Company's common shares on the NYSE MKT is greater than USD$6.85 per share for a period of 20 consecutive trading days, then the Company may deliver a notice to the warrant holder notifying such holder that the warrants must be exercised within 30 days from the date of delivery of such notice, otherwise the warrants will expire on the thirty-first day after the date of delivery of the notice.

Of the $5,566,503 total aggregate proceeds raised in this financing, the $1,295,647 fair value of the warrants was attributed to warrant liability and the residual amount of $4,270,856 was attributed to common shares (Note 8).

The Company incurred share issuance costs of $559,614 with respect to this private placement.

(iii)	During the six months ended June 30, 2014, the Company issued 146,100 common shares upon the exercise of stock options for gross proceeds of $152,572.

(c)	Warrants:

During the six months ended June 30, 2014 there were no warrants exercised, and there were 1,033,059 warrants issued as summarized in Note 8.

(d)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers and employees (up to a limit of 5%), and to persons providing investor relations or consulting services (up to a limit of 2%), the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations or consulting services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

10.	SHARE CAPITAL (continued)

(d)	Stock options (continued)

Continuity of stock options for the six months ended June 30, 2014 and the year ended December 31, 2013 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, December 31, 2012	2,480,000	$1.81
Granted	650,000	$1.61
Forfeited	(55,000)	$1.71
Expired	(70,625)	$1.60
Exercised	(361,418)	$0.82

Stock options outstanding and exercisable, December 31, 2013	2,642,957	$1.16
Forfeited	(10,000)	$1.62
Exercised	(146,100)	$1.04

Stock options outstanding and exercisable, June 30, 2014	2,486,857	$1.16

As at June 30, 2014, the weighted average remaining contractual life of stock options outstanding was 2.31 years.

Details of stock options outstanding are as follows:

	Stock Options Outstanding
Expiry Date	Exercise Price	June 30, 2014	December 31, 2013

January 14, 2015	$0.81	45,000	60,000
September 10, 2015	$1.05	238,357	268,357
January 18, 2016	$1.02	836,500	924,600
September 30, 2016	$1.02	757,000	760,000
February 18, 2018	$1.60	220,000	230,000
September 9, 2018	$1.62	390,000	400,000
		2,486,857	2,642,957

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

10.	SHARE CAPITAL (continued)

(e)	Earnings per share:

The calculations for earnings per share and diluted earnings per share are as follows:

	June 30, 2014	June 30, 2013
Net income for the period	$1,257,219	$1,535,280
Basic weighted average number of shares outstanding	30,982,873	27,352,465
Effect of dilutive share options	983,590	39,107
Diluted weighted average number of shares outstanding	31,966,463	27,391,572
Basic earnings per share	$0.04	$0.06
Diluted earnings per share	$0.04	$0.06

11.	REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver and gold concentrate that was produced at the San Gonzalo mine and the Avino stockpiles during the six months ended June 30, 2014 and June 30, 2013.

Cost of sales consists of changes in inventories, direct costs including personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees, and depreciation related to sales and other expenses for the periods. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the periods. Direct costs include the costs of extracting co-products.

	June 30, 2014	June 30, 2013
Direct costs	$5,083,031	$4,480,707
Depreciation, depletion, and accretion	644,087	582,003
	$5,727,118	$5,062,710

12.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the six months ended June 30, 2014 and June 30, 2013 were as follows:

	June 30, 2014	June 30, 2013
Salaries, benefits, and consulting fees	$517,994	$472,430
Share‐based payments	-	173,250
	$517,994	$645,680

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

12.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(b)	Amounts due to related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing, unsecured and due on demand. As at June 30, 2014 and December 31, 2013, the following amounts were due to related parties:

	June 30, 2014	December 31, 2013
Directors	$37,136	$11,870
Oniva International Services Corp.	135,458	135,458
Sampson Engineering Inc.	2,745	1,840
Jasman Yee & Associates, Inc.	7,862	5,040
Wear Wolfin Design	-	2,625
	$183,201	$156,833

(c)	Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) for its expenses and to pay Oniva a percentage fee as described in Note 15. The transactions with Oniva during the six months ended June 30, 2014 and June 30, 2013 are summarized below:

	June 30, 2014	June 30, 2013
Salaries and benefits	$169,006	$127,489
Office and miscellaneous	188,409	157,191
	$357,415	$284,680

In the normal course of operations, the company transacts with companies related to Avino’s directors and officers. During the six months ended June 30, 2014, the company recorded consulting fees of $40,798 (June 30, 2013 - $38,400) from a company controlled by a director, and financial consulting fees of $15,000 (June 30, 2013 – $15,000) from a company related to a director.

13.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2014 and 2018 with interest rates ranging from 1.75% to 4.95% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. Plant and equipment includes a net carrying amount of $4,260,047 (December 31, 2013 - $2,714,933) for this leased mining equipment.

	June 30, 2014	December 31, 2013
Not later than one year	$1,024,068	$643,312
Later than one year and not later than five years	1,972,692	1,146,189
Less: Future finance charges	(168,450)	(112,679)
Present value of minimum lease payments	2,828,310	1,676,822
Less: Current portion	(934,984)	(585,845)
Non-current portion	$1,893,326	$1,090,977

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

13.	FINANCE LEASE OBLIGATIONS (continued)

On December 20, 2012, the Company entered into a master credit facility of up to US$5 million with Caterpillar Finance in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine. As of June 30, 2014, the Company had US$482,198 in available credit remaining under this facility.

14.	SUPPLEMENTARY CASH FLOW INFORMATION

	June 30, 2014	June 30, 2013
Net change in non-cash working capital items:
Interest receivable	$5,372	$(2,273)
Sales taxes recoverable	(430,019)	13,013
Accounts receivable	(114,961)	(1,432,356)
Prepaid expenses and other assets	(325,329)	(42,623)
Inventory	(242,164)	1,163,585
Accounts payable and accrued liabilities	268,802	(33,887)
Taxes payable	959,872	-
Amounts due to related parties	26,368	(98,783)
	$147,941	$(433,324)

	June 30, 2014	June 30, 2013
Interest paid	$43,389	$1,954
Taxes paid	$-	$-

15.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	June 30, 2014	December 31, 2013
Not later than one year	$437,846	$254,017
Later than one year and not later than five years	365,434	364,827
Later than five years	70,419	69,499
	$873,699	$688,343

Office lease payments recognized as an expense during the six months ended June 30, 2014 totalled $42,289 (June 30, 2013 - $23,654).

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

15.	COMMITMENTS (continued)

In February 2014, the Company entered into a purchase agreement to acquire processing equipment and related parts with a total value of $463,190 (€298,313). The Company paid a deposit of $87,106 (€56,100) and issued a letter of credit for the remaining balance of $376,084 (€242,213). The Company received the equipment in August 2014.

16.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, interest receivable, accounts receivable, amounts due to related party, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with one counterparty and all of its stockpile sales are with one other counterparty. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At June 30, 2014, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at June 30, 2014 in the amount of $13,600,435 (December 31, 2013 - $3,839,595) in order to meet short-term business requirements. At June 30, 2014, the Company had current liabilities of $3,800,353 (December 31, 2013 - $2,196,172). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

16.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and US dollars:

	June 30, 2014		December 31, 2013
	MXN	USD	MXN	USD
Cash and cash equivalents	$5,633,208	$8,886,397	$6,166,837	$2,508,191
Amounts receivable	654,536	1,393,492	1,897,963	1,197,766
Accounts payable and accrued liabilities	(12,473,591)	(500,099)	(10,149,263)	(408,427)
Warrant liability	-	(940,082)	-	-
Finance lease obligations	-	(2,650,713)	-	(1,579,402)
Net exposure	(6,185,847)	6,188,995	(2,084,463)	1,718,128
Canadian dollar equivalent	$(508,477)	$6,603,658	$(169,238)	$1,827,401

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2014, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the six months ended June 30, 2014 by approximately $609,518 (December 31, 2013 - $131,289). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

16.	FINANCIAL INSTRUMENTS (continued)

(c)	Price Risk (continued)

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2014, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $405,671 (December 31, 2013 - $383,094), and a 10% change in the market price of gold would have an impact on net earnings of approximately $150,840 (December 31, 2013 - $125,612).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At June 30, 2014, a 10% change in market prices would have an impact on net earnings of approximately $12,436 (December 31, 2013 - $14,904).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2014:

	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$13,600,435	-	-
Investments in related companies	96,864	-	-
Investments in other companies	67,500	-	-
Financial Liabilities
Warrant liability	-	-	$(1,003,068)
	$13,764,799	-	$(1,003,068)

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars) (unaudited)

17.	SUBSEQUENT EVENTS

Proposed Acquisition of Bralorne Gold Mines Ltd. – On August 1, 2014, the Company signed an arrangement agreement with Bralorne Gold Mines Ltd. (“Bralorne”) to acquire all of the outstanding shares of Bralorne which the Company does not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia). Bralorne holds an undivided 100% legal and beneficial interest in the Bralorne gold mine project in British Columbia.

The Company currently holds 9,679,149 Bralorne common shares, representing approximately 34% of Bralorne’s issued and outstanding common shares as of August 20, 2014. 9,500,000 shares at a price of $0.28 per share were purchased from a third party on July 9, 2014, and the Company previously held 179,149 shares for investment purposes (see Note 6).

Under the terms of the arrangement agreement, Bralorne shareholders would receive 0.14 of an Avino share for each Bralorne share, with any fractions rounded down to the nearest whole share, and with any unexercised options being cancelled in connection with the arrangement. Based on the 28,513,844 Bralorne shares currently outstanding, and the 9,679,149 Bralorne shares currently held, the Company would issue 2,636,857 common shares to complete the acquisition of Bralorne.

The transaction and plan of arrangement are subject to approval by the shareholders and optionholders of Bralorne voting as a single class, at an annual general and special meeting of shareholders scheduled for October 9, 2014. The transaction is also subject to receipt of all necessary approvals from the TSX-V and the approval of the Supreme Court of British Columbia after a hearing as to the fairness of the arrangement. Upon completion of the transaction, Bralorne would become a wholly-owned subsidiary of the Company.

With the acceptance of the TSX-V, and to provide Bralorne with required working capital pending completion of the arrangement, Avino has also agreed to loan to Bralorne up to $1,250,000, consisting of an initial advance of $500,000 (which was made in July 2014), and up to $750,000 upon the delivery of a mutually agreeable budget, of which $450,000 was advanced on August 15, 2014. All advances will bear interest at 12 per cent per annum payable on maturity, and will mature 30 days after demand, which may be made at any time after October 31, 2014. The principal amount and any accrued interest have been secured by a general security agreement against all of the assets of Bralorne.

Shelf prospectus share offering – Subsequent to June 30, 2014, the Company received net proceeds of $666,059 (US$619,483), after commissions of $20,600 (US$19,159), in respect of common shares issued pursuant to an at-the-market prospectus offering under the Company’s U.S. shelf registration statement.

Exercise of options - Subsequent to June 30, 2014, 112,000 stock options were exercised for gross proceeds of $146,740.

Mineral property option agreement – On July 28, 2014, the Company’s option and joint venture agreement with Endeavour Silver Corp. (“Endeavour”) was terminated. The agreement had provided for Endeavour to earn up to a 75% interest in the Company’s El Laberinto property by incurring exploration expenditures of US$3,000,000 and making option payments of US$200,000 through July 30, 2016. Up to the termination date, Endeavour had met its obligations by incurring exploration expenditures of at least US$300,000 and making option payments of US$50,000.